
SEC MAIL PROCESSING
RECEIVED
FEB 21 2007
WASH, D.C.
203
SECTION



SECUR 07002236 IISSION

SEC FILE NO.
8-53722

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (mm/dd/yy) AND ENDING 12/31/06 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Howland Securities LLC

F/N/A ENABLE CAPITAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

ONE FERRY BUILDING, SUITE 255
(No and Street)

SAN FRANCISCO	CALIFORNIA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MITCHELL S. LEVINE (415) 265-4794
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	Walnut Creek,	California	94596
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
MAR 08 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

19 3/16 3/7/07

OATH OR AFFIRMATION

I, **MITCHELL S. LEVINE**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **ENABLE CAPITAL, LLC** as of **DECEMBER 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE



TAYLOR STAPLETON
COMM. #1628332
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
COMM. EXPIRES DEC. 9, 2009

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Enable Capital, LLC

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Managing Member
Enable Capital, LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Enable Capital, LLC (the Company) as of December 31, 2006, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enable Capital, LLC at December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 12, 2007

Enable Capital LLC

Statement of Financial Condition

December 31, 2006

Assets

Cash and cash equivalents	$	54,568
Prepaid expenses and other assets		665
Furniture and equipment, net of $3,785 accumulated depreciation		1,026
Total assets	$	56,259

Liabilities and Member's Equity

Accrued expenses	$	18,450
Member's equity		37,809
Total liabilities and member's equity	$	56,259

See independent auditor's report and accompanying notes.

Enable Capital LLC

Statement of Income

For the Year Ended December 31, 2006

Revenues:	
Consulting fees	$ 1,173,419
Sale of membership interest	25,000
Total revenue	1,198,419
Expenses:	
Compensation	688,653
Consulting fees	104,400
Professional fees	26,045
Depreciation	2,064
Other operating expenses	27,025
Total expenses	848,187
Income before tax	350,232
Tax provision	800
Net income	$ 349,432

See independent auditor's report and accompanying notes.

Enable Capital LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2006

Member's Equity at December 31, 2005	$	146,377
Distributions		(458,000)
Net income		349,432
Member's Equity at December 31, 2006	$	37,809

See independent auditor's report and accompanying notes.

Enable Capital LLC

Statement of Cash Flows

For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 349,432
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	2,064
(Increase) decrease in:	
Accounts receivable	268,000
Prepaid expenses and other assets	350
Increase (decrease) in:	
Accrued expenses	2,715
Accrued compensation	(167,000)
Net cash provided (used) by operating activities	455,561
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(458,000)
Net increase (decrease) in cash and cash equivalents	(2,439)
Cash and cash equivalents, beginning of year	57,007
Cash and cash equivalents, end of year	$ 54,568
SUPPLEMENTAL DISCLOSURES	
Taxes paid	$ 800

See independent auditor's report and accompanying notes.

Enable Capital, LLC

Notes to the Financial Statements

December 31, 2006

(1) Organization

Enable Capital, LLC (the Company) was organized as a limited liability company in the State of California on March 17, 2000 and terminates no later than March 17, 2030. Liability of the Company's member is limited to his contributed capital. The Company was accepted as a member of the National Association of Securities Dealers on May 14, 2002. The Company operates in Northern California and engages in the private placement of securities and corporate financial advisory services.

(2) Summary of Significant Accounting Policies

Revenues
Revenues are earned from providing private placement and advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
The Company, a limited liability company, is taxed as a sole proprietorship under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its income and expenses to its member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue.

(2) Summary of Significant Accounting Policies (continued)

Furniture and Equipment
Furniture and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets of seven years.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2006, the Company's net capital was $36,118, which exceeded the requirement by $31,118.

(4) Risk Concentrations

Due to the nature of the private placement business, 91% of the Company's revenue during the period was generated from one customer.

(5) Related Party

The Company shares office space and general office overhead with Enable Capital Management, LLC, an entity under 100 percent common ownership. During the year ending December 31, 2006, office rent and most overhead expenses were paid for by Enable Capital Management, LLC. The Company's results of operations or financial position could differ significantly from those that would have been obtained if the entities were autonomous.

(6) Subsequent Event

The Company entered into an agreement to sell the broker dealer membership interest of the Company to Howland Securities, LLC for $25,000. The NASD accepted this change in ownership which became effective January 2, 2007.

SUPPLEMENTAL INFORMATION

Enable Capital LLC

Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2006

Net Capital		
Total member's equity qualified for net capital		$ 37,809
Less: Non-allowable assets		
Prepaid expenses and other assets	665	
Furniture and equipment (net)	1,026	
Total non-allowable assets		1,691
Net capital		$ 36,118
Net minimum capital requirement of 6.67% of aggregate indebtedness of $18,450 or $5,000, whichever is greater		5,000
Excess net capital		$ 31,118

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2006)

Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2006	$ 48,568
Decrease in member's equity	(20,450)
Decrease in non-allowable assets	8,000
Net capital per above computation	$ 36,118

Enable Capital LLC

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

For the Year Ended December 31, 2006

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control
Requirements Under Rule 15c3-3

For the Year Ended December 31, 2006

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Members
Enable Capital, LLC
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Enable Capital, LLC (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2006, and this report does not affect our report thereon dated February 12, 2007.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 12, 2007

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of San Francisco

On 2/20/2007 before me, Taylor Stapleton, Notary Public,
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared Mitch Levine
Name(s) of Signer(s)

☒ personally known to me

☐ (or proved to me on the basis of satisfactory evidence)

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.



TAYLOR STAPLETON
COMM. # 1628332
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
COMM. EXPIRES DEC. 9, 2009

Place Notary Seal Above

WITNESS my hand and official seal.

Taylor Stapleton
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

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Signer's Name: ______

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Signer Is Representing: ______

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- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

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END